FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of July 2012

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒             Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports First Quarter Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 26, 2012	By:	/s/ Eiji Miura
Eiji Miura
Senior Managing Director

Nomura Reports First Quarter Financial Results

•	Profitable at group level for third straight quarter and 12 out of last 13 quarters

•	Retail and Asset Management continued to deliver stable earnings, underpinning firm-wide revenues

•	Wholesale revenues driven by resilient performance in Fixed Income amid challenging market conditions

•	Robust financial position with total capital ratio of 17.4 percent and Tier 1 capital ratio of 15 percent under Basel 2.5

Tokyo, July 26, 2012—Nomura Holdings, Inc. today announced its consolidated financial results for the first quarter of the fiscal year ending March 31, 2013.

Net revenue in the first quarter was 369.3 billion yen (US$4.6 billion)1, down 26 percent from the previous quarter but up 12 percent year on year. Income before income taxes was 19.7 billion yen (US$246 million), a decline of 68 percent quarter on quarter and 43 percent year on year. Net income attributable to Nomura Holdings shareholders was 1.9 billion yen (US$24 million), down 91 percent from the previous quarter and 89 percent compared to last year.

“We reported our third straight profitable quarter amid challenging market conditions on the back of a resilient performance in Retail and Asset Management,” said Kenichi Watanabe, Nomura’s Group CEO.

“In Retail, robust sales of fixed income products, particularly foreign bonds, offset weaker sales of investment trusts and equities. Asset Management continued to deliver stable earnings through inflows into investment trusts and the investment advisory business,” he added.

“While our Wholesale business faced a tough quarter, revenues were driven by Fixed Income and we reached our cost reduction target ahead of schedule. This positioned us well to limit the impact from a decline in market liquidity and revenue opportunities.”

Commenting on recent insider trading incidents related to public offerings, Watanabe said: “We are sorry for the trouble this has caused. We are now implementing the improvement measures we announced last month in order to regain the trust of the market. We will continue to conduct our own internal investigations and strengthen our internal controls.”

[1]

US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 79.81 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on June 29, 2012. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

Divisional Performance

Retail

	FY2012/13 Q1	QoQ	YoY
Net revenue	Y82.7bn	-10%	-12%
Income before income taxes	Y12.2bn	-40%	-45%

Retail reported net revenue of 82.7 billion yen, a decline of 10 percent from the strong prior quarter and 12 percent compared to the first quarter last year, as retail investors in Japan shied away from taking on risk. Income before income taxes declined 40 percent quarter on quarter and 45 percent year on year to 12.2 billion yen.

Although sales of investment trusts and equities were softer due primarily to market factors, Nomura saw stronger sales of fixed income products, particularly foreign bonds. Nomura’s continued focus on providing consulting services to meet specific client needs translated into net asset inflows of 647.2 billion yen, marking the ninth consecutive quarter of net inflows.

Asset Management

	FY2012/13 Q1	QoQ	YoY
Net revenue	Y16.4bn	+5%	-13%
Income before income taxes	Y5.4bn	+30%	-28%

Asset Management net revenue was 16.4 billion yen, up 5 percent sequentially and down 13 percent from the previous year. Income before income taxes increased 30 percent quarter on quarter to 5.4 billion yen, a decline of 28 percent year on year.

The investment trust business reported fund inflows into public stock investment trusts, while the investment advisory business won new mandates from pension funds and sovereign wealth funds, booking inflows of 218 billion yen. Net assets under management totaled 23.3 trillion yen at the end of June, down from the end of March due to market factors.

Wholesale

	FY2012/13 Q1	QoQ	YoY
Net revenue	Y121.9bn	-23%	-13%
Loss before income taxes	Y8.6bn	—	—

Wholesale reported net revenue of 121.9 billion yen, a decline of 23 percent quarter on quarter and 13 percent year on year. Loss before income taxes was 8.6 billion yen.

Wholesale revenues were driven by a resilient performance in Fixed Income amid the challenging market conditions. Net revenue in Fixed Income was 71.5 billion yen, down 18 percent quarter on quarter but up 2 percent year on year.

Fixed Income revenues were well balanced across core products and Nomura continued to promote collaboration between its domestic franchise and global platform. Although trading was impacted by subdued market volumes, client businesses performed well. The Americas and Asia ex-Japan booked solid revenues.

Equities net revenue declined by 28 percent from last quarter to 37.1 billion yen, down 34 percent from last year. Muted trading volumes in Asia including Japan coupled with a dearth of primary deals led to a 15 percent sequential decline in client revenues. Trading revenues deteriorated as lower levels of market liquidity impacted results in each region and across product lines.

Net revenue in Investment Banking was 13.3 billion yen, 33 percent lower than the prior quarter and 2 percent below last year. While there were fewer revenue opportunities in the ECM business during the quarter, Nomura won a number of mandates on high-profile M&A transactions and rose to 10th position in the global M&A league tables2, up from 14th last year. Nomura also saw success in the trading house and financial sponsor related sectors, which combined account for 18 percent of the global fee pool.

Financial Position

Nomura maintains a robust financial position and a healthy balance sheet. As of the end of June, the firm’s total capital ratio was 17.4 percent and its Tier 1 ratio was 15 percent under Basel 2.5. Nomura had total assets of 35.3 trillion yen and shareholders’ equity of 2.1 trillion yen. Gross leverage was 16.8 times and net leverage was 10.6 times. All figures are on a preliminary basis.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs over 27,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through three business divisions: retail, asset management, and wholesale (fixed income, equities, and investment banking). For further information about Nomura, please visit www.nomura.com

[2]	Thomson Reuters (Jan 1 – Jun 30)

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2012 Nomura Holdings, Inc. All rights reserved.
2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.
3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.
4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.
5.	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.
6.	The consolidated financial information in this document is unaudited.